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                              September 8, 2020

       Charlotte MacVane
       General Counsel
       ATI Intermediate Holdings, LLC
       3901 Midway Place NE
       Albuquerque, New Mexico 87109

                                                        Re: ATI Intermediate
Holdings, LLC
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
12, 2020
                                                            CIK 0001820721

       Dear Ms. MacVane:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Confidential Draft Registration Statement on Form S-1

       General

   1.                                                   Please supplementally
provide us with copies of all written communications, as defined in
                                                        Rule 405 under the
Securities Act, that you, or anyone authorized to do so on your behalf, present to potential
investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies
of the communications. Please contact the staff member associated with the review of this
filing to discuss how to submit the materials, if any, to us for our review.
 Charlotte MacVane
FirstName  LastNameCharlotte MacVane
ATI Intermediate Holdings, LLC
Comapany 8,
September  NameATI
              2020 Intermediate Holdings, LLC
September
Page 2     8, 2020 Page 2
FirstName LastName
Summary Consolidated Financial and Other Data, page 12

2. We note the table captions relating to pro forma earnings (loss) attributable to common stockholders, pro forma weighted average shares and basic and diluted earnings net income per share data. Please revise the table to include footnotes explaining your reasons for presenting the information, and to describe the adjustments you have made in calculating the pro forma amounts. Separately address the impact on your income tax position of converting from an limited liability corporation to a Delaware 'C' corporation.
         This comment also applies to the Selected Consolidated Financial and Other Data
         disclosures on page 47.
Risk Factors
If we fail to, or incur significant costs in order to, obtain, maintain, protect, defend or enforce, our intellectual property..., page 16

3. We note that you have brought an action against a competitor in connection with misappropriation of trade secrets that remains pending. We note also that this action is not disclosed in Legal Proceedings on page 74. Please advise.
Our planned expansion into new markets could subject us to additional business..., page 30

4. You state that your strategy is to grow your revenues outside of the U.S. by developing region-specific products. Please revise to clarify which regions you are targeting for expansion and how the products you intend to market differ from your current products and the stage of their development.
Following the offering, we will be classified as a "controlled company", page
34

5.       We note that you refer to the combined ownership of Oaktree and Ron
Corio in
         determining that you will be a controlled company. Please revise to clarify the nature of the relationship between Oaktree and Mr. Corio, including any agreements relating to the ownership and voting of the securities they hold.
Internal control deficiencies have historically been identified that constituted material weaknesses...may adversely affect our business., page 38

6. Please revise to briefly describe the material weaknesses management identified in your internal controls over financial reporting in each of your (i) financial statement close process, (ii) deferred unbilled revenue reconciliation process and
(iii) inventory cut-off
         and pricing. For example, explain the reasons for, or the circumstances that resulted in, the weakness in internal controls in these areas, and address whether there was any impact to your financial statements for the years ended December 31, 2018 and 2019.
 Charlotte MacVane
FirstName  LastNameCharlotte MacVane
ATI Intermediate Holdings, LLC
Comapany 8,
September  NameATI
              2020 Intermediate Holdings, LLC
September
Page 3     8, 2020 Page 3
FirstName LastName
Capitalization, page 45

7. Please revise the introductory paragraph to clarify whether the reverse stock split occurs as part of or subsequent to the Corporate Conversion transactions described on page 43.
         In addition, include a footnote to the table to briefly explain how the $305,151 of actual member's equity has been re-allocated in the Corporate Conversion and reverse stock split to the various "as adjusted" stockholders' equity accounts.
8. We note the disclosures relating to the $25.0 million maximum earn-out payments in Note
         12 on page F-23. Please clarify to us whether this offering of securities by the Selling
         Stockholder triggers the earn-out payment provision and would result in a significant liability being recorded. Tell us your consideration of giving pro forma effect to that event in your capitalization table.
Dilution, page 46

9. Please revise to add a table summarizing the average price per share paid by existing stockholders and new investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 52

10. Revise the introductory paragraph to the table on page 52 to clarify that you are presenting your consolidated statements of operations as well as other financial data management considers, and revise the table to separately present and label Adjusted EBITDA as other financial data.
Comparison of 2019 and 2018
Revenue, page 54

11. We note from pages 49 and 50 that the primary operating metric you use to evaluate your sales performance and to track market acceptance of your products from year to year is
         MW shipped and that your revenues are also affected by changes in the volume and average selling prices, or ASP, of your solar tracking systems. Please revise to disclose the number of MW shipped in 2019 as compared to 2018. In addition, quantify and explain how changes in these metrics contributed to the significant increase in your revenues during 2019.
12. We note from Note 17 to the financial statements the significant increase in United States revenues in 2019. Please revise to discuss the reasons for your revenue growth in the
         United States in 2019, including for example, additional customers, substantial larger customer contracts, etc.
 Charlotte MacVane
FirstName  LastNameCharlotte MacVane
ATI Intermediate Holdings, LLC
Comapany 8,
September  NameATI
              2020 Intermediate Holdings, LLC
September
Page 4     8, 2020 Page 4
FirstName LastName
13. As a related matter, please expand the discussion of cost of revenue to disclose how changes in cost per watt, or CPW, impacted on your cost of goods sold. We note from page 50 that you use the metrics MW shipped, ASP and CPW to evaluate trends in pricing, manufacturing and customer profitability.
Income Tax Expense, page 54

14. We note from Notes 6 and 12 to the financial statements the disclosures relating to the re-
         measurement of the Tax Receivable Agreement as part of an IRS settlement in 2019.
         Please revise this section to discuss the impact of that re-measurement and settlement on your income tax provision in 2019, including impact of the $2.7 million gain that resulted from the reduction in the fair value of the Tax Receivable Agreement.
Operating Activities, page 55

15. Please revise to discuss the reasons underlying the changes in accounts payable.
Business
Overview, page 66

16. We note various references to transactions, agreements and acquisitions. Please revise to provide a general discussion of the development of your business that clarifies the involvement of Oaktree and Ron Corio. Include in your discussion a description of the transactions that resulted in the obligations mentioned in your disclosures on pages 23 and
         84-85. Also clarify your reference to an acquisition of "Patent LLC" and what Patent
         LLC held at the time of its acquisition.
Our Products and Services
Our Tracker System, page 69

17. We note your disclosure that you believe that your products are the only trackers that automatically move into a stow position when wind forces reach a threshold level without requiring sensors, motors or electrical power, which you refer to as "passive stow". Please revise to explain how passive stow works.
18. We note your disclosure that you believe that your tracker system is inherently more
         secure than some of your competitors    products because you "do not
use controllers and
         other key components from manufacturers in countries that may be deemed to be threats to U.S. national security or rely on open, wireless communication protocols that can be easily hacked." Please revise to clarify which countries you are referring to, and disclose the countries from which you source your controllers and key components. Also, if you elect to compare the security of your product, please revise to disclose the names of your competitors and from where they source their products.
 Charlotte MacVane
FirstName  LastNameCharlotte MacVane
ATI Intermediate Holdings, LLC
Comapany 8,
September  NameATI
              2020 Intermediate Holdings, LLC
September
Page 5     8, 2020 Page 5
FirstName LastName
Consolidated Statements of Operations, page F-4

19. In light of the material changes to your capital structure that will occur as a result of the
         Corporate Conversion and the reverse stock split, tell us your consideration of providing pro forma earnings per share data on the face of your statements of operations giving effect to those events. Refer to SAB Topics 1.B.2 and Article 11 of Regulation S-X.
Exhibits

20. We note that you intend to file the tax receivable agreement. Please also file the agreement related to the earn out discussed in you disclosure.
       You may contact Beverly Singleton at 202-551-3328 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Manufacturing
cc:      Michael Kim